[redacted]MENT

SECURITIE [barcode] SSION

02021162

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 03 2002
DIVISION OF MARKET REGULATION

| SEC FILE NUMBER |
| --- |
| 8-12730 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M H Leblang, Inc.

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

RECD S.E.C.
MAY - 3 2002
513

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F

(No. and Street)

New York, New York 10022

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton Leblang 212 308-5850

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Manowitz, CPA

(Name — *if individual, state last, first, middle name*)

300 Garden City Plaza #326 Garden City, New York 11530

(Address) (City) (State) Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

M.H. LEBLANG, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

| | | |
|---|---|---|
| Credit balances | $ | -0- |
| Debit balances | | -0- |
| REQUIRED DEPOSIT | $ | -0- |

The accompanying accountants' report and notes are an integral part of this financial statement.

# M.H. LEBLANG, INC.

## RECONCILIATION OF THE AUDITED COMPUTATION OF 15c3-3 RESERVE REQUIREMENTS AND THE BROKER-DEALERS CORRESPONDING UNAUDITED PART II or PART IIA

## FOR THE YEAR ENDED DECEMBER 31, 2001

No material differences exist between reserve requirements

M.H. LEBLANG, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF

THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

None required

M.H.LEBLANG, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

NET CAPITAL

| | |
|---|---|
| Total stockholders equity | $ 60,765 |
| Haircuts on securities | |
| Bankers' acceptance, certificate of deposits and commercial | 18 |
| Net capital | $ 60,747 |

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKER-DEALER'S

CORRESPONDING UNAUDITED PART II OR PART IIA

FOR THE YEAR ENDED DECEMBER 31, 2001

There are no material differences that exist